SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2003

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), Form S-3 No. 2-98605 (Canadian Pacific Railway Company) and Form F-9 No. 333-14014 (Canadian Pacific Railway Company).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: October 30, 2003		Signed:	Robert V. Horte

	By:	Name: Title:	Robert V. Horte Senior Assistant Corporate Secretary

Release: Immediate, Oct. 30, 2003

Third-quarter 2003 results
CANADIAN PACIFIC RAILWAY CONTINUES STEADY GROWTH;
GRAIN RECOVERY UNDER WAY, READY FOR COAL REBOUND

➢	Freight volumes up 5% driven by grain, sulphur, fertilizers, intermodal

➢	Stronger Canadian dollar reduced revenues by $53 million, operating income by $17 million

➢	Crews trained, new locomotives and freight cars acquired for rebound in bulk commodities

➢	Employee productivity up 5% on workload basis

CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) reported a 45-per-cent increase in net income to $95 million in the third quarter of 2003, compared with $65 million in the same period last year. Diluted earnings per share were $0.59 in the three-month period ending Sept. 30, 2003, compared with $0.41 in the third quarter of 2002.

Excluding foreign exchange losses on long-term debt, income was $99 million in the third quarter of 2003, compared with $108 million in the same period of 2002. Diluted earnings per share on this basis were $0.62, compared with $0.68.

Business strengthened progressively through the third quarter of 2003, generating higher freight volumes than in any previous July-to-September period. However, results were negatively affected by the conversion of U.S. dollar-denominated revenues and expenses to Canadian dollars. The 13-per-cent year-over-year appreciation in the Canadian dollar in third-quarter 2003 reduced revenue by $53 million and reduced expenses by $36 million. The net impact on operating income was $17 million, and on net income before foreign exchange on long-term debt the net impact was $7 million (or $0.05 per diluted share on this basis). CPR’s operating income was $209 million, down 7 per cent from third-quarter 2002, and its operating ratio was 76.9 per cent, compared with 75.6 per cent.

“The quarter played out as we expected it would, with steady growth in freight traffic as the period progressed and continued gains in our pricing initiatives,” Rob Ritchie, President and Chief Executive Officer of CPR, said. “We made a decision to accelerate our track work program in Western Canada in anticipation of a strong fourth quarter. We also brought on 35 additional high-capacity locomotives in September, four months ahead of schedule, and trained more crews for our western service areas. In addition, we will by mid-November have expanded our grain car fleet with about 2,800 cars and by year-end will have changed out a large part of our intermodal car fleet for 2,000 more productive and standardized double-stack cars.

“While the accelerated track work had a short-term negative impact on the fluidity of our network, it has expanded CPR’s freight capacity for a fourth-quarter rebound that is developing as expected. A larger grain crop has begun moving off the prairies, our intermodal business remains robust and we are ready for a recovery of coal volumes.”

Total revenues were $904 million in the third quarter of 2003, compared with $917 million in third-quarter 2002. Without the impact of foreign exchange, freight revenue would have grown by 5 per cent.

➢	Grain revenue increased $15 million, or 9 per cent ($26 million prior to the effects of foreign exchange), reflecting strong U.S. volumes and movement of a substantially larger Canadian crop.

➢	Intermodal revenue increased $6 million, or 2 per cent ($16 million prior to the effects of foreign exchange), driven by solid West Coast imports.

➢	Sulphur and fertilizer revenues were up $5 million, or 5 per cent ($9 million prior to the effects of foreign exchange), reflecting strong exports of sulphur and potash.

Operating expenses were $696 million in the third quarter of 2003, up marginally over the same period of 2002, including the beneficial impact of foreign exchange.

Compensation and benefits expense remained flat. Job reductions related to productivity measures announced in June 2003 were partially offset by selective hiring to handle business in growth areas. In addition, lower variable incentive compensation costs and foreign exchange rates offset higher costs associated with inflation and pensions.

CPR’s fuel expense was also flat despite higher volumes of freight and a 15-per-cent increase in the price of crude in the third quarter, compared with the same period of 2002. The railway’s hedging program, improved fuel efficiency and foreign exchange offset volume-related consumption and the sharply higher crude prices.

“Our key productivity indicators moved in the right direction in the quarter,” Mr. Ritchie said. “There were improvements in safety, employee productivity, train weights and lengths, and fuel consumption rates. We also successfully implemented a pilot for our new freight yard management system. These accomplishments were made in the quarter even as we expanded track maintenance programs and successfully managed a seven-week strike by our traffic controllers.”

YEAR-TO-DATE RESULTS

For the first nine months of 2003, CPR’s net income declined to $226 million, from $370 million in the same period of 2002. Diluted earnings per share were $1.42, compared with $2.33.

Income in the first three quarters of 2003, excluding foreign exchange gains on long-term debt and non-recurring items, was $224 million, compared with $287 million in the same period last year. Non-recurring items included a benefit of $72 million in 2002 from an income tax settlement and a special charge of $150 million after tax in 2003, which recognizes the cost of productivity measures and a write-down to fair value of under-performing assets. On the same basis, diluted earnings per share were $1.40, compared with $1.81.

A 10-per-cent year-over-year appreciation in the Canadian dollar against the U.S. dollar during the first nine months of 2003 reduced revenue by $112 million, operating income by $32 million, and net income before foreign exchange on long-term debt by $12 million (or $0.08 per diluted share on this basis).

Operating income, excluding the special charge, was $517 million in the first nine months of 2003, a decline of 16 per cent from the same period of 2002. While the stronger Canadian dollar reduced revenues by $112 million, it had a favourable impact on expenses of $81 million. Persistently high fuel prices and severe winter operating conditions also contributed to the decline. Excluding the special charge, CPR’s operating ratio for the same period was 80.8 per cent, compared with 77.2 per cent.

Year to date, total revenues were $2,697 million, compared with $2,715 million in the first nine months of 2002. Excluding the effects of the stronger Canadian dollar, freight revenue grew in line with a 4-per-cent increase in volumes. Intermodal volumes were up 9 per cent, mainly due to growth in the international container market, and sulphur and fertilizer volumes increased 15 per cent. Grain volumes rose 3 per cent. Industrial products volumes were up 3 per cent. Forest products volumes were flat. Automotive volumes declined 11 per cent and coal volumes were down 3 per cent.

Operating expenses, excluding the special charge, were $2,180 million in the first nine months of 2003, compared with $2,097 million in the same period of 2002. High fuel prices, net of hedging gains, as well as increased volumes were responsible for an increase of $36 million, or 14 per cent, in fuel expense. Purchased service expense increased $32 million, or 8 per cent, due to sharply higher insurance premiums, a rise in derailment costs early in 2003, and the benefit of a $15-million insurance settlement in the first quarter of 2002. Depreciation and amortization expense increased $22 million, or 8 per cent, due to investments in new assets. A decline of $9 million, or 5 per cent, in equipment rent expense was due primarily to foreign exchange.

NON-RECURRING ITEMS AND FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT

In the third quarter of 2003, CPR had a foreign exchange loss on long-term debt of $4 million ($4 million after tax), compared with a loss of $47 million ($43 million after tax) in the third quarter of 2002.

Results for the first nine months of 2003 include a special charge of $228 million ($150 million after tax) related to eliminating 820 job positions, writing down to fair value under-performing assets, and restructuring CPR’s Northeastern U.S. network. The special charge is comprised of: a $105-million accrual ($69 million after tax) to eliminate 370 job positions in 2003, 330 in 2004, and 120 in 2005; a $116-million write-down ($75 million after tax) of CPR’s investment in its Northeastern U.S. operations to more accurately reflect the current fair value of the operations and the impact of restructuring; and a $7-million write-off ($6 million after tax) of non-beneficial assets as CPR absorbs its supply chain management subsidiary into the railway and ends its participation in an industry-wide procurement entity. In the same period of 2002, CPR had a $72-million income tax benefit stemming from a favourable tax court ruling related to prior years.

Foreign exchange gains on long-term debt in the first nine months of 2003 were $165 million ($152 million after tax). In the same period of 2002, CPR had foreign exchange gains on long-term debt of $7 million ($11 million after tax).

Note on Non-GAAP Earnings Measures: CPR’s results, excluding (or before) foreign exchange gains and losses on long-term debt and non-recurring items as described in this news release, are presented to provide the reader with information that is readily comparable to the prior period’s results. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is largely eliminated. By also excluding non-recurring items, the results better reflect ongoing operations at CPR. It should be noted that operating results, excluding non-recurring items and foreign exchange gains and losses on long-term debt, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, may not be readily comparable to similar measures of other companies. A reconciliation of income, excluding non-recurring items and foreign exchange gains and losses on long-term debt, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.

This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.

Canadian Pacific Railway, recognized internationally for its scheduled railway operations, is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centers of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media Len Cocolicchio Tel.: (403) 319-7591 Cell: (403) 650-2748 len_cocolicchio@cpr.ca	Investment Community Paul Bell Vice-President, Investor Relations Tel.: (403) 319-3591 investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended September 30
	2003	2002
	(unaudited)	(unaudited)

Revenues
Freight	$866.0	$871.9
Other	38.3	45.4

	904.3	917.3
Operating expenses
Compensation and benefits	285.0	284.2
Fuel	84.4	85.1
Materials	39.3	40.7
Equipment rents	53.7	58.2
Depreciation and amortization	96.0	88.0
Purchased services and other	137.4	137.5

	695.8	693.7

Operating income	208.5	223.6
Other charges (Note 5)	7.4	6.7
Foreign exchange losses on long-term debt	3.9	46.9
Interest expense (Note 6)	56.2	58.6
Income tax expense	46.2	46.1

Net income	$94.8	$65.3

Basic earnings per share (Note 9)	$0.60	$0.41

Diluted earnings per share (Note 9)	$0.59	$0.41

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the nine months
	ended September 30
	2003	2002
	(unaudited)	(unaudited)

Revenues
Freight	$2,575.7	$2,584.7
Other	121.5	130.5

	2,697.2	2,715.2
Operating expenses
Compensation and benefits	847.3	850.9
Fuel	295.3	259.3
Materials	136.2	129.7
Equipment rents	183.6	192.6
Depreciation and amortization	282.5	260.9
Purchased services and other	434.9	403.3

	2,179.8	2,096.7

Operating income before special charge	517.4	618.5
Special charge for labour restructuring and asset impairment (Note 7)	228.5	—

Operating income	288.9	618.5
Other charges (Note 5)	20.1	14.2
Foreign exchange gains on long-term debt (Note 4)	(165.2)	(7.3)
Interest expense (Note 6)	168.4	184.7
Income tax expense	39.6	56.5

Net income	$226.0	$370.4

Basic earnings per share (Note 9)	$1.43	$2.34

Diluted earnings per share (Note 9)	$1.42	$2.33

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	September 30	December 31
	2003	2002
	(unaudited)	(audited)

Assets
Current assets
Cash and short-term investments	$360.0	$284.9
Accounts receivable	446.9	443.0
Materials and supplies	108.4	108.9
Future income taxes	89.1	72.5

	1,004.4	909.3
Investments	100.0	92.2
Net properties	8,259.5	8,149.3
Other assets and deferred charges	562.1	510.0

Total assets	$9,926.0	$9,660.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$948.3	$984.2
Income and other taxes payable	20.0	92.6
Dividends payable on Common Shares	20.2	20.2
Long-term debt maturing within one year	10.2	400.8

	998.7	1,497.8
Deferred liabilities	654.3	654.4
Long-term debt	3,447.1	2,922.1
Future income taxes	1,273.4	1,200.1
Shareholders’ equity
Share capital	1,116.8	1,116.1
Contributed surplus	291.1	291.1
Foreign currency translation adjustments	122.3	122.3
Retained income	2,022.3	1,856.9

	3,552.5	3,386.4

Total liabilities and shareholders’ equity	$9,926.0	$9,660.8

Commitments and contingencies (Note 11).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended September 30
	2003	2002
	(unaudited)	(unaudited)

Operating activities
Net income	$94.8	$65.3
Add (deduct) items not affecting cash:
Depreciation and amortization	96.0	88.0
Future income taxes	43.4	43.6
Foreign exchange losses on long-term debt	3.9	46.9
Amortization of deferred charges	5.0	5.3

	243.1	249.1
Restructuring payments	(25.0)	(26.1)
Other operating activities, net	0.8	6.7
Change in non-cash working capital balances related to operations	(7.9)	(23.3)

Cash provided by operating activities	211.0	206.4

Investing activities
Additions to properties	(184.7)	(183.6)
Other investments	(7.4)	0.1
Net costs from disposal of transportation properties	(3.2)	(7.7)

Cash used in investing activities	(195.3)	(191.2)

Financing activities
Dividends on Common Shares	(20.2)	(20.2)
Issuance of Common Shares	0.5	0.6
Net decrease in short-term borrowing	(7.2)	(186.3)
Issuance of long-term debt	324.8	—
Repayment of long-term debt	(3.4)	(2.0)

Cash provided by (used in) financing activities	294.5	(207.9)

Cash position
Increase (decrease) in net cash	310.2	(192.7)
Net cash at beginning of period	49.8	320.6

Net cash at end of period	$360.0	$127.9

Net cash is defined as:
Cash and short-term investments	$360.0	$127.9

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the nine months
	ended September 30
	2003	2002
	(unaudited)	(unaudited)

Operating activities
Net income	$226.0	$370.4
Add (deduct) items not affecting cash:
Depreciation and amortization	282.5	260.9
Future income taxes	32.9	49.3
Restructuring and impairment charge (Note 7)	228.5	—
Foreign exchange gains on long-term debt (Note 4)	(165.2)	(7.3)
Amortization of deferred charges	15.7	13.9
Other	—	(7.2)

	620.4	680.0
Restructuring payments	(71.2)	(79.7)
Other operating activities, net	(49.4)	(61.2)
Change in non-cash working capital balances related to operations	(126.2)	(126.7)

Cash provided by operating activities	373.6	412.4

Investing activities
Additions to properties	(535.2)	(387.6)
Other investments	(13.6)	1.0
Net costs from disposal of transportation properties	(10.6)	(10.7)

Cash used in investing activities	(559.4)	(397.3)

Financing activities
Dividends on Common Shares	(60.6)	(60.6)
Issuance of Common Shares	0.7	1.9
Net increase in short-term borrowing	—	20.0
Issuance of long-term debt	695.8	—
Repayment of long-term debt	(375.0)	(405.4)

Cash provided by (used in) financing activities	260.9	(444.1)

Cash position
Increase (decrease) in net cash	75.1	(429.0)
Net cash at beginning of period	284.9	556.9

Net cash at end of period	$360.0	$127.9

Net cash is defined as:
Cash and short-term investments	$360.0	$127.9

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the nine months
	ended September 30
	2003	2002
	(unaudited)	(unaudited)

Balance, January 1	$1,856.9	$1,441.7
Net income for the period	226.0	370.4
Dividends
Common Shares	(60.6)	(60.6)

Balance, September 30	$2,022.3	$1,751.5

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s 2002 annual consolidated financial statements, except as discussed in Note 2, and should be read in conjunction with the annual consolidated financial statements.

2	New accounting policies

Guarantees
In February 2003, the CICA adopted Accounting Guideline 14 (“AcG 14”) “Disclosure of Guarantees.” The guideline requires disclosure of key information about certain types of guarantee contracts that require payments contingent on specified types of future events, and is effective for periods beginning on or after January 1, 2003 (see Note 11).

Variable Interest Entities
Effective April 1, 2003, the Company early adopted, on a prospective basis, CICA Accounting Guideline 15 “Consolidation of Variable-Interest Entities” (“VIE”). The guideline requires the primary beneficiary of a VIE to consolidate the VIE when the majority equity owner has not provided the VIE with sufficient funding through equity to allow it to finance its activities without relying on financial support from other parties with an interest in the VIE. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both. CPR is the primary beneficiary of one VIE, which holds rail cars and meets the criteria for consolidation. The impact of consolidating the VIE on April 1, 2003, was an increase in net properties of $193.5 million, and an increase in long-term debt of $193.5 million.

3	Future accounting changes

Hedging transactions
In November 2001, the CICA issued Accounting Guideline 13 (“AcG 13”) “Hedging Relationships,” which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also deals with accounting for the discontinuance of hedge relationships.

In April 2003, the CICA approved certain revisions to AcG 13. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The effect on net income of adopting this guideline will be immaterial.

Asset retirement obligations
The CICA approved a new Handbook section, “Asset Retirement Obligations,” to replace the current guidance on future removal costs included in the CICA accounting standard 3061 “Property, Plant and Equipment.” The new standard is effective for years beginning on or after January 1, 2004. It requires recognition of a liability at its fair value for any legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense on a systematic and rational basis. The standard does not allow the Company’s current practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when they are not legal obligations. The effect of adopting this standard on January 1, 2004, has not yet been determined.

Stock-based compensation
The CICA issued an exposure draft in 2003 that will require companies to account for stock options at their fair value. In the fourth quarter of 2003, CPR will adopt the new accounting rules effective January 1, 2003, on a prospective basis for options issued for years beginning in 2003. The impact is expected to be $3.5 million in 2003.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(unaudited)

4	Foreign exchange gains on long-term debt

Included in foreign exchange gains on long-term debt for the nine months ended September 30, 2003, is a $4.1-million foreign exchange loss from the first quarter of 2003 on approximately US$250.0 million in cash. CPR designated the cash as a hedge, on repayment of its US$250.0 million 6.875% Debentures in the second quarter, in order to manage its exposure to fluctuations in the U.S. dollar. This loss would have otherwise been included in other charges.

5	Other charges

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2003	2002	2003	2002

Amortization of discount on accruals recorded at present value	$5.0	$5.3	$15.7	$13.9
Other exchange (gains) losses	(0.3)	3.4	(2.3)	(2.8)
Charges on sale of accounts receivable	1.0	0.9	3.1	2.5
Other	1.7	(2.9)	3.6	0.6

Total other charges	$7.4	$6.7	$20.1	$14.2

During the first quarter of 2002, included in “Other” above were charges related to the early redemption of CPR’s 8.85% Debentures, specifically a call premium of $17.5 million and accelerated amortization of deferred financing charges of $2.5 million, which were largely offset by $20.0 million of interest income on an income tax settlement related to prior years. In the third quarter of 2002, $7.0 million of interest income related to the income tax settlement was added to “Other” as the Canadian federal and provincial tax authorities clarified the amount of interest to be paid to CPR.

6	Interest expense

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2003	2002	2003	2002

Interest expense	$58.1	$60.4	$173.4	$194.2
Interest income	(1.9)	(1.8)	(5.0)	(9.5)

Total interest expense	$56.2	$58.6	$168.4	$184.7

7	Special charge for labour restructuring and asset impairment

In the second quarter of 2003, CPR recorded a special charge of $228.5 million for restructuring and write-down of unproductive assets. This was comprised of a charge of $105.5 million to accrue for labour liabilities resulting from a company-wide productivity-driven staff reduction initiative and the future rental payments for leased space no longer being used by the company as a result of the staff downsizing; and a $116.1-million write-down to fair market value of the assets of CPR’s Northeastern U.S. subsidiary, Delaware and Hudson Railway, Inc. (“D&H”), including a $21.8-million accrual for the impact of the labour restructuring. The special charge also includes a write-off of two non-beneficial investments, a supply-chain management subsidiary and an investment in an industry-wide procurement entity, totalling $6.9 million.

The reductions in staff will be completed by the end of 2005, however, ongoing payments of termination benefits to certain employees are expected to continue to 2009.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(unaudited)

8	Restructuring and environmental remediation

At September 30, 2003, the provision for restructuring and environmental remediation was $491.5 million (December 31, 2002 - $441.8 million). This provision primarily includes labour liabilities for restructuring plans, including those discussed in Note 7, “Special charge for labour restructuring and asset impairment.” These payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CPR’s liabilities associated with its plans for restructuring and its environmental remediation program:

      Three months ended September 30, 2003

	Opening					Closing
	Balance				Foreign	Balance
	June 30			Amortization	Exchange	Sept. 30
	2003	Accrued	Payments	of Discount	Impact	2003

Labour liability for termination plans	$396.8	—	(18.4)	2.9	—	$381.3
Other non-labour liabilities for exit plans	11.7	—	(1.8)	0.2	0.1	10.2

Total restructuring liability	408.5	—	(20.2)	3.1	0.1	391.5

Environmental remediation program	104.5	—	(4.8)	0.1	0.2	100.0

Total restructuring and environmental remediation liability	$513.0	—	(25.0)	3.2	0.3	$491.5

        Nine months ended September 30, 2003

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	Sept. 30
	2003	Accrued	Payments	of Discount	Impact	2003

Labour liability for termination plans	$310.3	125.3	(55.3)	9.2	(8.2)	$381.3
Other non-labour liabilities for exit plans	16.0	2.0	(6.9)	0.4	(1.3)	10.2

Total restructuring liability	326.3	127.3	(62.2)	9.6	(9.5)	391.5

Environmental remediation program	115.5	—	(9.0)	0.2	(6.7)	100.0

Total restructuring and environmental remediation liability	$441.8	127.3	(71.2)	9.8	(16.2)	$491.5

The amount accrued is included in the special charge to income while the amortization of the discount and foreign exchange are charged to income as other charges.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(unaudited)

9	Earnings per share

At September 30, 2003, the number of shares outstanding was 158.6 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPRL shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2003	2002	2003	2002

Weighted average shares outstanding	158.6	158.5	158.5	158.4
Dilutive effect of stock options	0.8	0.5	0.7	0.6

Weighted average diluted shares outstanding	159.4	159.0	159.2	159.0

(in dollars)

Basic earnings per share	$0.60	$0.41	$1.43	$2.34
Diluted earnings per share	$0.59	$0.41	$1.42	$2.33

10	Stock-based compensation – additional disclosure

In 2003, under CPR’s stock option plans, the Company issued 1,649,580 options to purchase Common Shares at prices ranging from $31.45 to $34.15 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 533,840 SARs were issued at similar exercise prices.

During 2003, 39,120 options and 18,210 tandem SARs issued since January 1, 2002, were forfeited. The exercise prices of the options and tandem SARs forfeited ranged from $30.50 to $31.45 per share.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(unaudited)

10	Stock-based compensation – additional disclosure (continued)

The options granted do not result in a charge to net income, as the exercise price equals the market price at the grant date. Had CPR used the fair value method, the fair value of options would have been amortized to compensation expense over the vesting period of the options. Under the fair value method, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the nine months
		ended September 30		ended September 30
		2003	2002	2003	2002

Net income (in millions)	As reported	$94.8	$65.3	$226.0	$370.4
	Pro forma	$93.1	$64.2	$221.9	$368.1

(in dollars)
Basic earnings per share	As reported	$0.60	$0.41	$1.43	$2.34
	Pro forma	$0.59	$0.41	$1.40	$2.32

Diluted earnings per share	As reported	$0.59	$0.41	$1.42	$2.33
	Pro forma	$0.58	$0.40	$1.39	$2.32

Under the fair value method, the pro forma fair value of options at the grant date calculated using the Black-Scholes option-pricing model is estimated to be $9.5 million for options issued in 2003 (2002 - $8.4 million). The weighted average assumptions were approximately:

	For the nine months
	ended September 30
	2003	2002

Expected option life (years)	4.44	4.41
Risk-free interest rate	4.06%	4.45%
Expected stock price volatility	30%	30%
Expected annual dividends per share	$0.50	$0.51

11	Commitments and contingencies

Guarantees

In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees which extend over the term of the contracts. These guarantees include, but are not limited to:

•	Residual value guarantees on operating lease commitments of $116.9 million at September 30, 2003;

•	Guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and

•	Indemnifications of certain tax-related payments incurred by lessors.

The maximum amount that could be payable under these guarantees cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At September 30, 2003, these accruals amounted to $8.5 million.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(unaudited)

11	Commitments and contingencies (continued)

Indemnifications

Pursuant to a trust and custodial services agreement between the Company and the trustee of the Canadian Pacific Railway Company Pension Trust Fund, the Company has undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plan or otherwise with respect to the assets of the pension plan that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims, liabilities, etc., arising prior to the termination or expiry. At September 30, 2003, the Company had not recorded a liability associated with this indemnification, as the Company does not expect to make any payments pertaining to it.

12	Consolidated financial ratios

The following ratios are provided in connection with CPR’s continuous offering of Medium-Term Notes, and are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

	September 30	December 31
(times)	2003	2002

Interest coverage on long-term debt
Interest coverage on long-term debt before non-recurring items and foreign exchange on long-term debt	3.1	3.0
Interest coverage on long-term debt after non-recurring items and foreign exchange on long-term debt	2.9	3.4
Net tangible asset coverage on long-term debt
Before the effect of future income taxes	2.4	2.4
After the effect of future income taxes	2.0	2.0

13	Reclassification

Certain prior year’s figures have been reclassified to conform with the presentation adopted in 2003.

				Summary of Rail Data
Third Quarter					Year-to-date

2003	2002	Variance	%		2003	2002	Variance	%

				Financial (millions, except per share data) Revenues
$866.0	$871.9	($5.9)	(0.7)	Freight	$2,575.7	$2,584.7	($9.0)	(0.3)
38.3	45.4	(7.1)	(15.6)	Other	121.5	130.5	(9.0)	(6.9)

904.3	917.3	(13.0)	(1.4)		2,697.2	2,715.2	(18.0)	(0.7)

				Expenses (1)
285.0	284.2	0.8	0.3	Compensation and benefits	847.3	850.9	(3.6)	(0.4)
84.4	85.1	(0.7)	(0.8)	Fuel	295.3	259.3	36.0	13.9
39.3	40.7	(1.4)	(3.4)	Materials	136.2	129.7	6.5	5.0
53.7	58.2	(4.5)	(7.7)	Equipment rents	183.6	192.6	(9.0)	(4.7)
96.0	88.0	8.0	9.1	Depreciation and amortization	282.5	260.9	21.6	8.3
137.4	137.5	(0.1)	(0.1)	Purchased services and other	434.9	403.3	31.6	7.8

695.8	693.7	2.1	0.3		2,179.8	2,096.7	83.1	4.0

208.5	223.6	(15.1)	(6.8)	Operating income before special charge (2)	517.4	618.5	(101.1)	(16.3)
7.4	6.7	0.7	10.4	Other charges	20.1	14.2	5.9	41.5
56.2	58.6	(2.4)	(4.1)	Interest expense	168.4	184.7	(16.3)	(8.8)
46.3	50.0	(3.7)	(7.4)	Income tax expense before non-recurring items and foreign exchange gains (losses) on long-term debt (2)	105.2	132.3	(27.1)	(20.5)

98.6	108.3	(9.7)	(9.0)	Income before non-recurring items and foreign exchange gains (losses) on long-term debt (2)	223.7	287.3	(63.6)	(22.1)

				Foreign exchange gains (losses) on long-term debt (FX on LTD)
(3.9)	(46.9)	43.0	—	FX on LTD	165.2	7.3	157.9	—
0.1	3.9	(3.8)	—	Income tax on FX on LTD	(12.8)	3.8	(16.6)	—

(3.8)	(43.0)	39.2	—	FX on LTD (net of tax)	152.4	11.1	141.3	—
				Non-recurring items
—	—	—	—	Special charge for labour restructuring and asset impairment	(228.5)	—	(228.5)	—
—	—	—	—	Income tax on special charge	78.4	—	78.4	—

—	—	—	—	Special charge (net of tax)	(150.1)	—	(150.1)	—
—	—	—	—	Income tax settlement related to prior years	—	72.0	(72.0)	—

$94.8	$65.3	$29.5	45.2	Net income	$226.0	$370.4	($144.4)	(39.0)

				Earnings per share (EPS)
$0.60	$0.41	$0.19	46.3	Basic earnings per share	$1.43	$2.34	($0.91)	(38.9)
$0.59	$0.41	$0.18	43.9	Diluted earnings per share	$1.42	$2.33	($0.91)	(39.1)
				EPS before non-recurring items and FX on LTD
$0.62	$0.68	($0.06)	(8.8)	Basic earnings per share	$1.41	$1.81	($0.40)	(22.1)
$0.62	$0.68	($0.06)	(8.8)	Diluted earnings per share	$1.40	$1.81	($0.41)	(22.7)
158.6	158.5	0.1	0.1	Weighted average number of shares outstanding (millions)	158.5	158.4	0.1	0.1
76.9	75.6	1.3	—	Operating ratio before special charge (2) (3) (%)	80.8	77.2	3.6	—
7.6	9.2	(1.6)	—	ROCE (after tax) before non-recurring items & FX on LTD (2) (3) (%)	7.6	9.2	(1.6)	—
46.6	49.6	(3.0)	—	Net debt to net debt plus equity (%)	46.6	49.6	(3.0)	—
$201.1	$216.9	($15.8)	(7.3)	EBIT before special charge & FX on LTD (2) (3) (millions)	$497.3	$604.3	($107.0)	(17.7)
$297.1	$304.9	($7.8)	(2.6)	EBITDA before special charge & FX on LTD (2) (3) (millions)	$779.8	$865.2	($85.4)	(9.9)

(1)	Before special charge for labour restructuring and asset impairment.

(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(3)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses divided by revenues.

				Summary of Rail Data (Page 2)
Third Quarter					Year-to-date

2003	2002	Variance	%		2003	2002	Variance	%

				Commodity Data
				Freight Revenues (millions)
$183.6	$169.1	$14.5	8.6	- Grain	$455.7	$469.3	($13.6)	(2.9)
106.5	109.7	(3.2)	(2.9)	- Coal	327.8	339.2	(11.4)	(3.4)
97.3	92.3	5.0	5.4	- Sulphur and fertilizers	318.9	302.8	16.1	5.3
83.6	90.2	(6.6)	(7.3)	- Forest products	255.1	271.3	(16.2)	(6.0)
99.0	106.3	(7.3)	(6.9)	- Industrial products	296.2	313.4	(17.2)	(5.5)
236.5	231.0	5.5	2.4	- Intermodal	693.7	645.3	48.4	7.5
59.5	73.3	(13.8)	(18.8)	- Automotive	228.3	243.4	(15.1)	(6.2)

$866.0	$871.9	($5.9)	(0.7)	Total Freight Revenues	$2,575.7	$2,584.7	($9.0)	(0.3)

				Millions of Revenue Ton-Miles (RTM)
5,800	5,148	652	12.7	- Grain	15,885	15,416	469	3.0
5,439	5,424	15	0.3	- Coal	16,263	16,730	(467)	(2.8)
4,208	3,740	468	12.5	- Sulphur and fertilizers	13,805	12,050	1,755	14.6
2,737	2,762	(25)	(0.9)	- Forest products	8,230	8,250	(20)	(0.2)
3,354	3,259	95	2.9	- Industrial products	9,685	9,430	255	2.7
6,178	5,839	339	5.8	- Intermodal	18,002	16,554	1,448	8.7
508	648	(140)	(21.6)	- Automotive	1,937	2,167	(230)	(10.6)

28,224	26,820	1,404	5.2	Total RTMs	83,807	80,597	3,210	4.0

				Freight Revenue per RTM (cents)
3.17	3.28	(0.11)	(3.4)	- Grain	2.87	3.04	(0.17)	(5.6)
1.96	2.02	(0.06)	(3.0)	- Coal	2.02	2.03	(0.01)	(0.5)
2.31	2.47	(0.16)	(6.5)	- Sulphur and fertilizers	2.31	2.51	(0.20)	(8.0)
3.05	3.27	(0.22)	(6.7)	- Forest products	3.10	3.29	(0.19)	(5.8)
2.95	3.26	(0.31)	(9.5)	- Industrial products	3.06	3.32	(0.26)	(7.8)
3.83	3.96	(0.13)	(3.3)	- Intermodal	3.85	3.90	(0.05)	(1.3)
11.71	11.31	0.40	3.5	- Automotive	11.79	11.23	0.56	5.0
3.07	3.25	(0.18)	(5.5)	Freight Revenue per RTM	3.07	3.21	(0.14)	(4.4)
				Carloads (thousands)
82.3	75.2	7.1	9.4	- Grain	215.0	211.5	3.5	1.7
87.1	86.6	0.5	0.6	- Coal	262.6	267.7	(5.1)	(1.9)
44.6	41.2	3.4	8.3	- Sulphur and fertilizers	143.0	132.9	10.1	7.6
40.5	43.2	(2.7)	(6.3)	- Forest products	125.0	131.1	(6.1)	(4.7)
63.0	66.2	(3.2)	(4.8)	- Industrial products	192.1	202.1	(10.0)	(4.9)
276.5	262.0	14.5	5.5	- Intermodal	794.2	736.8	57.4	7.8
37.4	40.6	(3.2)	(7.9)	- Automotive	131.2	130.5	0.7	0.5

631.4	615.0	16.4	2.7	Total Carloads	1,863.1	1,812.6	50.5	2.8

				Freight Revenue per Carload
$2,231	$2,249	($18)	(0.8)	- Grain	$2,120	$2,219	($99)	(4.5)
1,223	1,267	(44)	(3.5)	- Coal	1,248	1,267	(19)	(1.5)
2,182	2,240	(58)	(2.6)	- Sulphur and fertilizers	2,230	2,278	(48)	(2.1)
2,064	2,088	(24)	(1.1)	- Forest products	2,041	2,069	(28)	(1.4)
1,571	1,606	(35)	(2.2)	- Industrial products	1,542	1,551	(9)	(0.6)
855	882	(27)	(3.1)	- Intermodal	873	876	(3)	(0.3)
1,591	1,805	(214)	(11.9)	- Automotive	1,740	1,865	(125)	(6.7)
1,372	1,418	(46)	(3.2)	Freight Revenue per Carload	1,382	1,426	(44)	(3.1)

				Summary of Rail Data (Page 3)
Third Quarter					Year-to-date

2003	2002 (1)	Variance	%		2003	2002 (1)	Variance	%

				Operations and Productivity
54,169	51,896	2,273	4.4	Freight gross ton-miles (GTM) (millions)	161,701	155,738	5,963	3.8
28,224	26,820	1,404	5.2	Revenue ton-miles (RTM) (millions)	83,807	80,597	3,210	4.0
9,739	9,583	156	1.6	Train-miles (thousands)	29,811	28,176	1,635	5.8
3.07	3.25	(0.18)	(5.5)	Freight revenue per RTM (cents)	3.07	3.21	(0.14)	(4.4)
2.47	2.59	(0.12)	(4.6)	Total operating expenses per RTM (2) (cents)	2.60	2.60	—	—
1.28	1.34	(0.06)	(4.5)	Total operating expenses per GTM (2) (cents)	1.35	1.35	—	—
71.44	72.39	(0.95)	(1.3)	Total operating expenses per train-mile (2) (dollars)	73.12	74.41	(1.29)	(1.7)
16,522	16,504	18	0.1	Number of active employees at end of period	16,522	16,504	18	0.1
16,569	16,618	(49)	(0.3)	Average number of active employees	16,145	16,092	53	0.3
13,898	13,888	10	0.1	Miles of road operated at end of period (3)	13,898	13,888	10	0.1
3,269	3,123	146	4.7	GTMs per average active employee (000)	10,016	9,678	338	3.5
3,898	3,737	161	4.3	GTMs per mile of road operated (3) (000)	11,635	11,214	421	3.8
656	673	(17)	(2.5)	GTMs per active locomotive per day (000)	652	681	(29)	(4.3)
5,562	5,415	147	2.7	Average train weights (tons)	5,424	5,527	(103)	(1.9)
4,125	3,934	191	4.9	Average train length (feet)	4,038	3,955	83	2.1
25.6	28.1	(2.5)	(8.9)	Average train speed (mph)	25.6	27.6	(2.0)	(7.2)
168	164	4	2.4	On-line car-miles per car-day	171	163	8	4.9
1.18	1.19	(0.01)	(0.8)	U.S. gallons of fuel per 1,000 GTMs	1.25	1.24	0.01	0.8
0.84	0.78	0.06	7.7	Average fuel price excluding provincial fuel taxes (U.S. dollar per U.S. gallon)	0.89	0.75	0.14	18.7
63.8	61.9	1.9	3.1	Diesel fuel consumed – freight & yard (million U.S. gallons)	202.5	192.6	9.9	5.1
2.8	4.0	(1.2)	(30.0)	FRA personal injuries per 200,000 employee-hours	3.0	3.8	(0.8)	(21.1)
1.7	1.9	(0.2)	(10.5)	FRA train accidents per million train-miles	1.7	1.7	—	—

(1)	Prior period has been restated to conform with presentation in 2003.

(2)	Excludes special charge for labour restructuring and asset impairment.

(3)	Excludes track on which CPR has haulage rights.